FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.     Name and Address of Company

Tournigan Gold Corporation ("Tournigan" or the "Company")
12th Floor, 570 Granville Street
Vancouver, BC CANADA V6C 3P1
Telephone: 604.683.8320

Item 2.     Date of Material Change

January 29, 2008

Item 3.     News Release

The news release was disseminated through the services of Filing Services Canada on January 29, 2008.

Item 4.     Summary of Material Change

The Company adopted a Shareholder Rights Plan.

Item 5.     Full Description of Material Change

The Company announced that its Board of Directors adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan is designed to provide adequate time for shareholders of Tournigan and the Board of Directors to consider and evaluate any unsolicited takeover bid made for Tournigan's common shares; to provide the board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid; to encourage the fair treatment of shareholders in the event of any bid for Tournigan, and to ensure that any proposed transaction is in the best interests of Tournigan's shareholders. The Rights Plan, which enters into effect immediately, is subject to TSX Venture Exchange approval and to ratification by Tournigan's shareholders, which will be sought at the annual and special meeting of shareholders scheduled for Friday, March 14, 2008.

Tournigan is not aware of any pending or threatened take-over bid for its common shares. The Rights Plan replaces a similar shareholder rights plan that expired earlier this year.

The rights issued under the Rights Plan will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces the intention to acquire beneficial ownership of shares which when aggregated with its current holdings total 20% or more of Tournigan's outstanding common shares (determined in the manner set out in the Rights Plan,) other than by a Permitted Bid. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws, and, among other conditions, must remain open for 60 days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of Tournigan at a substantial discount to the market price of the common shares at that time.

The Rights Plan is similar to those adopted by other Canadian listed companies and is consistent with Canadian corporate practice and institutional investor guidelines.

Item 6.     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.     Omitted Information

Not Applicable.

Item 8.     Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 9.     Date of Report

Dated at Vancouver, B.C., this 29th day of January, 2008.